SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE FINANCIAL STATEMENTS ATTACHED TO THE PRESS RELEASE IN EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-12350, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112 AND 333-111113), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following document, which is attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Systems Delivers Another Strong Quarter with Q1 2006 Results. Dated May 10, 2006.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated:  May 10, 2006

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EXHIBIT INDEX

99.1 Press Release: NICE Systems Delivers Another Strong Quarter with Q1 2006 Results. Dated May 10, 2006.

NICE Systems Delivers Another Strong Quarter with Q1 2006 Results

First quarter revenue growth of 33% translates into pro-forma net income growth of 81%

Ra`anana, Israel, May 10, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced results for the first quarter of 2006.

Highlights of the first quarter 2006 include:

●        Growing number of repeat orders for NICE Perform(TM), crossing 10% mark of enterprise business

●        Record revenues and bookings in Public Safety and Security business

●        Strong results from video security business include contribution from completion of FAST integration

First quarter 2006 revenue was $87.9 million, representing a 33.0% increase from $66.1 million in the first quarter of 2005.

Pro-forma gross margin in the first quarter was $48.9 million, or 55.7%, up from $36.7 million, or 55.5% in the first quarter 2005.

The company also reported first quarter 2006 pro-forma operating profit of $9.3 million and operating margin of 10.5%, compared with $5.6 million and 8.5%, respectively, in the first quarter of 2005.

First quarter 2006 pro-forma net income was $10.8 million, up 80.9% from $6.0 million in the first quarter of 2005.  Pro-forma earnings per fully diluted share were at $0.42 up from $0.30 in the same quarter of 2005.

On a GAAP basis: first quarter 2006 gross margin was 54.3%, compared with 55.3% in the first quarter of 2005; operating profit was $5.3 million and operating margin was 6.1%, compared with $5.4 million and 8.2%, respectively, in the first quarter of 2005; and first quarter 2006 net income was $7.1 million, or $0.28 per fully diluted share, compared with net income of $5.8 million, or $0.29 per share, on a fully diluted basis, for the first quarter of 2005.

Total cash and equivalents at March 31, 2006 rose to $420.1 million compared with $411.6 million at December 31, 2005. The net increase of $8.5 million after payment of approximately $21 million in cash for the FAST acquisition.

Commenting on the results, Haim Shani, Chief Executive Officer of NICE said, "The first quarter of 2006 was a very strong quarter for NICE, following another record year in 2005.  With the momentum of NICE Perform, our next generation security solutions, and our leadership of the burgeoning market for Contact Center Business Management and Analytics with the announced acquisitions of IEX and Performix, this has been a very exciting year so far."

Mr. Shani continued, "We are proud to head these new paradigm shifts in the way organizations make critical business decisions and improve performance, whether their operation is a contact center, a commercial enterprise, or is focused on public safety and security.

Ran Oz, NICE`s Corporate Vice President and Chief Financial Officer, stated, "Once again we have demonstrated the leverage of our business model, translating top line growth into much greater bottom line growth."

Mr. Oz continued, "As we remain confident about the increasing demand for our Insight from Interactions solutions and given our strong visibility, we provide first time Q2 2006 guidance as follows: we expect revenue to be between $89 and $92 million, and pro-forma EPS per fully diluted share in the range of $0.44 - $0.48. We reiterate recently announced full year guidance for 2006, with revenues at $395 - $405 million, and pro-forma EPS at a range of $2.00 - $2.12 per fully diluted share."

Conference Call

NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel).  Participants may access the conference call by dialing US toll-free 1-866-860-9642; international: +972-3-918-0610; Israel: 03-918-0610.  The call will also be broadcast live on the internet via NICE's website at www.nice.com.  A telephone replay will be available for up to 72 hours three hours after the call. The replay information: US Toll-free: 1-866-276-1485; international: + 972-3-925-5930; Israel: 03-925-5930.

Pro-forma results exclude the amortization of acquired intangible assets of $1.4 million net of taxes in Q1 2006 and $0.2 million in Q1 2005, expensing of options of $2.2 million for Q1 2006, and in-process R&D of $0.2 million in Q1 2006.  A reconciliation between results on a GAAP and pro-forma basis is provided in a table immediately following the Consolidated Statement of Operations (Pro-Forma Basis).

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM), based on advanced content analytics - of traditional telephony and IP, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 23,000 customers in 100 countries, including the world's top 10 banks and over 75 of the Fortune 100.  More information is available at www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  360o View, Alpha Technologies, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NICE Playback Organizer, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Renaissance, Scenario Replay, ScreenSense, Tienna, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2005	2006
	Unaudited	Unaudited
Revenue
Product	$ 47,277	$ 57,274
Services	18,845	30,641
Total revenue	66,122	87,915

Cost of revenue
Product	15,557	19,799
Services	13,991	20,401
Total cost of revenue	29,548	40,200

Gross Profit	36,574	47,715

Operating Expenses:
Research and development, net	6,756	9,269
Selling and marketing	16,030	20,299
General and administrative	8,340	11,998
Amortization of acquired intangible assets	39	598
In-process research and development	-	212
Total operating expenses	31,165	42,376

Operating income	5,409	5,339

Financial income, net	1,052	3,866

Income before taxes on income	6,461	9,205
Income tax expense (benefit)	685	2,135

Net income	$ 5,776	$ 7,070

Basic income per share	$ 0.31	$ 0.29

Diluted income per share	$ 0.29	$ 0.28

Weighted average number of shares
outstanding used to compute:

Basic income per share	18,411	24,333
Diluted income per share	19,861	25,693

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NICE SYSTEMS LTD. AND SUBSIDIARIES

NON-GAAP CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended March 31,				Three months ended March 31,
	2005			2005	2006			2006
	Reported	Adj.		Non-GAAP	Reported	Adj.		Non-GAAP
Revenue
Product	$ 47,277			$ 47,277	$ 57,274			$ 57,274
Services	18,845			18,845	30,641			30,641
Total revenue	66,122	-		66,122	87,915	-		87,915

Cost of revenue
Product	15,557	(103)	a	15,454	19,799	(1,023)	a,b	18,776
Services	13,991	(47)	a	13,944	20,401	(202)	b	20,199
Total cost of revenue	29,548	(150)		29,398	40,200	(1,225)		38,975

Gross Profit	36,574	150		36,724	47,715	1,225		48,940

Operating Expenses:
Research and development, net	6,756			6,756	9,269	(246)	b	9,023
Selling and marketing	16,030			16,030	20,299	(557)	b	19,742
General and administrative	8,340			8,340	11,998	(1,098)	b	10,900
Amortization of acquired intangible assets	39	(39)	a	-	598	(598)	a	-
In-process research and development	-			-	212	(212)	c	-
Total operating expenses	31,165	(39)		31,126	42,376	(2,711)		39,665

Operating income	5,409	189		5,598	5,339	3,936		9,275

Financial income, net	1,052			1,052	3,866			3,866

Income before taxes on income	6,461	189		6,650	9,205	3,936		13,141
Income tax expense (benefit)	685			685	2,135	211	d	2,346

Net income	$ 5,776	$ 189		$ 5,965	$ 7,070	$ 3,725		$ 10,795

Basic income per share	$ 0.31			$ 0.32	$ 0.29			$ 0.44

Diluted income per share	$ 0.29			$ 0.30	$ 0.28			$ 0.42

Weighted average number of shares
outstanding used to compute:
Basic income per share	18,411			18,411	24,333			24,333
Diluted income per share	19,861			19,861	25,693			25,693

a Amortization of acquired intangible assets
b Compensation expense for stock options
c In-process research and development acquired in connection with the acquisition of Fast Video Security A.G. d Tax benefit associated with the amortization of acquired intangibles

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NICE SYSTEMS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	March 31,
	2005	2006
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 254,956	$ 220,995
Short-term investments	36,261	51,793
Trade receivables	66,153	62,015
Other receivables and prepaid expenses	9,544	11,047
Inventories	23,172	20,465
Deferred tax assets	3,360	3,862

Total current assets	393,446	370,177

LONG-TERM ASSETS:
Marketable securities	120,342	147,319
Other long-term assets	9,755	10,248
Deferred Tax Assets	4,976	5,321
Property and equipment, net	14,888	15,026
Other intangible assets, net	23,990	33,936
Goodwill	49,853	62,317

Total long-term assets	223,804	274,167

TOTAL ASSETS	$ 617,250	$ 644,344

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 18,194	$ 17,829
Accrued expenses and other liabilities	100,544	108,416

Total current liabilities	118,738	126,245

LONG-TERM LIABILITIES:
Deferred tax liabilities	2,493	4,068
Other long-term liabilities	8,978	9,407

Total long-term liabilities	11,471	13,475
SHAREHOLDERS' EQUITY	487,041	504,624

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 617,250	$ 644,344

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NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

U.S. dollars in thousands

	Three months ended
	March 31,
	2005	2006
	Unaudited	Unaudited
Cash flows from operating activities:

Net income	$ 5,776	$ 7,070
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,009	4,025
Accrued severance pay, net	(49)	(18)
Amortization of discount (premium) and accrued interest
on marketable securities	280	(27)
Stock based compensation	-	2,159
In-process research and development	-	212
Decrease (increase) in trade receivables	(3,477)	3,553
Decrease in other receivables and prepaid expenses	(759)	(70)
Decrease in inventories	229	2,688
Increase (decrease) in trade payables	3,097	(1,922)
Increase in accrued expenses and other liabilities	4,700	6,345
Deferred taxes, net	-	(606)
Other	37	1

Net cash provided by operating activities	12,843	23,410

Cash flows from investing activities:

Purchase of property and equipment	(1,378)	(1,785)
Investment in short-term bank deposits	(21)	(19)
Proceeds from short-term bank deposits	33	31
Proceeds from maturity of marketable securities	83,485	5,580
Investment in marketable securities	(104,122)	(48,075)
Capitalization of software development costs	(217)	(120)
Payment for the acquisition of Fast Video Security AG	-	(21,174)
Decrease in accrued acquisition costs	-	(10)
Proceeds from related party in respect of TCS acquisition	2,531	-

Net cash used by investing activities	(19,689)	(65,572)

Cash flows from financing activities:
Proceeds from issuance of shares and exercise of share options, net	5,703	8,684
Tax benefit from exercised options	-	392
Decrease in accrued expenses associated with the 2005 offering	-	(104)
Decrease in short-term bank credit assumed in the acquisition of Fast	-	(785)

Net cash provided by financing activities	5,703	8,187

Effect of exchange rate changes on cash	(16)	14

Decrease in cash and cash equivalents	(1,159)	(33,961)
Cash and cash equivalents at beginning of period	26,579	254,956
Cash and cash equivalents at end of period	$ 25,420	$220,995

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